November 21, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Fax. No.: (202) 551-3479

Attention:	Morgan Youngwood Division of Corporation Finance

Re:	Brocade Communications Systems, Inc. Forms 8-K Filed on May 18, 2006 and August 17, 2006 File No. 000-25601
Ladies and Gentlemen:
          We refer to Mr. Wilson’s letter dated November 15, 2006 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Forms 8-K filed on May 18, 2006 and August 17, 2006 of Brocade Communications Systems, Inc. (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Mr. Wilson’s letter immediately preceding our response thereto.
Forms 8-K filed on May 18, 2006 and August 17, 2006
1.	We note your response to prior comment No. 11 of our letter dated September 15, 2006. As previously indicated, we believe the non-GAAP statements of operations appearing in your Forms 8-K filed May 18, 2006 and August 17, 2006 may create the unwarranted impression to investors that the non-GAAP statements of operations have been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. We further note that your use of non-GAAP financial measures excludes a number of recurring items. For instance, your non-GAAP financial measures include adjustments for certain gains on the disposition of marketable or equity investments, amortization of intangible assets, in process research and development expense, and costs associated with ongoing SEC investigations and other related costs. Demonstrate the usefulness of each non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance, Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
Response:
As discussed with the Staff, the Company respectfully advises the Staff that the Company did not include a non-GAAP statement of operations in our Forms 8-K filed May 18, 2006 and August 17, 2006. Rather, the Company included a required reconciliation of non-GAAP net income to GAAP net income in each of the referenced Forms 8-K. In addition, as discussed with the Staff, the Company will move the required reconciliation to the end of the financial statement tables (following the cash flow statement).

The Company acknowledges the Staff’s comment and has amended the disclosure in its press release announcing earnings, which is an exhibit to its Form 8-K filed November 21, 2006, to demonstrate the usefulness in assessing the Company’s performance of each of the items excluded by the Company in calculating non-GAAP net income. For the Staff’s reference, the updated non-GAAP disclosure from the Company’s earnings release dated November 21, 2006 is also included on Exhibit A to this letter. In addition, the Company respectfully advises the Staff that in future filings, the Company will demonstrate the usefulness of each non-GAAP measure it uses in assessing its performance.
*       *      *      *      *
     In response to the Staff’s request, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please do not hesitate to call the undersigned at (408) 333-8149.

Very truly yours, BROCADE COMMUNICATIONS SYSTEMS, INC.
/s/ Richard Deranleau
Richard Deranleau
Chief Financial Officer

cc:      Katharine Martin, Esq.

EXHIBIT A
Non-GAAP Disclosure from the Company’s Press Release dated November 21, 2006
Non-GAAP Financial Measures
This press release and the related conference call contain non-GAAP financial measures. In evaluating the Company’s performance, management uses certain non-GAAP financial measures to supplement consolidated financial statements prepared under GAAP.
Non-GAAP Earnings Measure. Management believes that the non-GAAP net income measure used in this press release allows management to gain a better understanding of the Company’s comparative operating performance from period-to-period and to its competitors’ operating results. Management also believes this non-GAAP measure helps indicate the Company baseline performance before gains, losses or charges that are considered by management to be outside on-going operating results. Accordingly, management uses this non-GAAP measure for planning and forecasting of future periods and in making decisions regarding operations performance and the allocation of resources. Management believes this non-GAAP earnings measure, when read in conjunction with the Company’s GAAP financials, provides useful information to investors by offering:
•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s most recent results of operations against investor and analyst financial models.
Management excludes certain gains or losses and benefits or costs in determining non-GAAP net income that are the result of infrequent events, or arose outside the ordinary course of our continuing operations. Management believes that it is appropriate to evaluate the Company’s operating performance by excluding those items that are not indicative of ongoing operating results or limit comparability. Such items include: (i) gains or losses on disposition of marketable or equity investments, (ii) acquisition and integration related expenses, (iii) costs associated with facilities lease losses, severance or restructurings, (iv) gains or losses as well as call premium on debt redemption, (v) legal fees associated with indemnification obligations, and costs of the related SEC investigation and internal review, (vi) SEC settlement provision, (vii) one-time warranty benefit, and (viii) fees and taxes related to the repatriation of foreign earnings under the American Jobs Creation Act of 2004.
Management also excludes the following non-cash charges in determining non-GAAP net income: (i) stock-based compensation, (ii) amortization of purchased intangible assets and (iii) in-process research and development. Because of varying available valuation methodologies, subjective assumptions and the variety of award types, management believes that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Further, management believes that excluding stock-based compensation expense allows for a more accurate comparison of our financial results to previous periods during which our equity-based awards were not required to be reflected on our income statement. Management believes that the expense associated with the amortization of acquisition-related intangible assets is appropriate to be excluded because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have short lives and exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both the Company’s newly acquired and long-held businesses. In addition, management believes it is appropriate to exclude the in-process research and development expenses which are related to acquisitions as opposed to the Company’s ongoing operations.
Finally, management believes that it is appropriate to exclude the tax effects of the items noted above in order to present a more meaningful measure on non-GAAP net income.
General. These non-GAAP measures have limitations, however, because they do not include all items of income and expense that impact the Company. Management compensates for these limitations by also considering the Company’s GAAP results. The non-GAAP financial measures the Company uses are not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income and income per share, and should not be considered measures of the Company’s liquidity. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. In addition, these non-GAAP financial measures may not be comparable to similar measures reported by other companies.